UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2026

Matthew Angel
Chief Executive Officer and President
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

**Re: Tempest Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 21, 2026
File No. 333-298498**

Dear Matthew Angel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Minahan, Esq.